



SUPER BELLY
FERMENTS
Dressing + Marinade
BEET BALSAMIC
fermented + probiotic
GODDESS
CHIPOTLE RANCH
CHIVE LIME
HONEY MUSTARD
RANCH
CAESAR
fermented + naturally probiotic

SUPR

Super Belly Ferments Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $40,000

Offering End Date: September 2, 2021

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Cascade Cultures, LLC

Founded: 2018

Address: 1375 NE 2nd Street, Ste 4 / Unit D, Bend, OR 97701

Industry: Sauce Manufacturing

Employees: 2

Website: www.sbferments.com

Use of Funds Allocation:

If maximum raise is met:

- (33.00%) $13,200 -of the proceeds will go towards raw materials
- (33.00%) $13,200 -of the proceeds will go towards sales support
- (30.50%) $12,200 -of the proceeds will go towards promotions and marketing
- (3.50%) $1,400 -of the proceeds will go towards SMBX capital raise fee

Social:

Facebook 5 Star Rating

Facebook: 246 Followers

Instagram: 3.5 K Followers



SMBX



Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$16,091	$16,030
Cash & Cash Equivalents	$11,385	$6,983
Accounts Receivable	$917	$0
Short-term Debt	$0	$13,022
Long-term Debt	$55,000	$53,022
Revenues / Sales	$94,155	$73,953
Cost of Goods Sold	$35,441	$36,215
Taxes & Licenses	$797	$781
Net Income	$-1,918	$-21,716
Gross Margins	62%	51%

Recognition:

2019
▪ Got into Natural Grocers
2020
▪ Got into Whole Foods locally
2021
▪ Bend Source Weekly spotlight "Your Belly's Best Friend"

About:

Super Belly Ferments was built by Paul Trendler and his wife Sarah Frost-McKee with the intention of cultivating approachable everyday foods with naturally occurring probiotics. Paul and Sarah were both teachers in the Bend-La Pine school district, and being in schools illuminated the need for healthy diets for kids, so they can focus and be successful in their studies.

Paul and Sarah grew up in the Eugene, Oregon food scene, which cultivated a strong sense of place within food ecosystems. While Sarah went through a traditional French culinary cooking program working in kitchens as a pastry chef and line cook, Paul's food interests were shaped by wilderness expeditions, fermentation, and the health benefits of clean eating superfoods.

Sarah struggled with food sensitivities for years, which led to experimenting with fermentation, and she immediately saw the direct impact it had on her health. These experiments led Sarah and Paul into a deep dive into wild fermentation and the benefits of nurturing the mind-gut connection.

In 2017, Sarah and Paul founded a sauerkraut company called Local Culture, which started as a farmers market side hustle and has grown into a flourishing ferment company. They found that fringe, nutrient dense, wild fermented foods help create stronger microbiomes, which can help protect against inflammatory responses linked to leaky gut, IBS, and other autoimmune disorders.

Local Culture is flourishing and has stayed in the family. Sarah's brother Chris Frost-McKee and his wife Cristina Africano came up with the idea to expand the company into local Food Hubs to support the economy of their local communities. Chris and Cristina opened a Live Foods Market in their home of Grass Valley, CA while continuing the tradition of participating in the area's Farmers Markets.

This transition gave Sarah and Paul the opportunity to focus on producing more easily accessible fermented foods, which spawned Super Belly Ferments in 2018. Super Belly Ferments offers a full range of products that are as clean as possible: no sugar, no gluten, no soy, no dairy, no egg, just clean fermented foods that fit the paleo and keto lifestyle that anyone can get behind.

Super Belly Ferments products are being sold in 90 stores, with 95% of their sales at wholesale. They also brought on a sales brokerage firm to help them activate new stores. Super Belly Ferments are in Whole Foods Market, PNW Grocery, Market of Choice and NCG Natural Co-op Group stores. Their products include two main lines, with multiple flavors that are enjoyed by everyone, from a functional nutritionist to a toddler to a great grandparent.